Exhibit 12(a)
PPL CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS
(Millions of Dollars)

	9 Months
	Ended
	Sep. 30,	Years Ended December 31,
	2014	2013(a)	2012(a)	2011(a)	2010(a)	2009(a)
Earnings, as defined:
Income from Continuing Operations Before
Income Taxes (b)	$1,552	$1,260	$2,009	$2,050	$1,218	$474
Adjustment to reflect earnings from equity method
investments on a cash basis (c)			34	1	7	1
	1,552	1,260	2,043	2,051	1,225	475

Total fixed charges as below	821	1,096	1,065	1,022	698	513
Less:
Capitalized interest	25	47	53	51	30	43
Preferred security distributions of subsidiaries
on a pre-tax basis			5	23	21	24
Interest expense and fixed charges related to
discontinued operations	6	12	10	3	31	22
Total fixed charges included in Income from
Continuing Operations Before Income Taxes	790	1,037	997	945	616	424

Total earnings	$2,342	$2,297	$3,040	$2,996	$1,841	$899

Fixed charges, as defined:
Interest charges (d)	$810	$1,058	$1,019	$955	$637	$446
Estimated interest component of operating rentals	11	38	41	44	39	42
Preferred security distributions of subsidiaries
on a pre-tax basis			5	23	21	24
Fixed charges of majority-owned share of 50% or
less-owned persons					1	1

Total fixed charges (e)	$821	$1,096	$1,065	$1,022	$698	$513

Ratio of earnings to fixed charges	2.9	2.1	2.9	2.9	2.6	1.8
Ratio of earnings to combined fixed charges and
preferred stock dividends (f)	2.9	2.1	2.9	2.9	2.6	1.8

(a)
Years 2009 through 2013 have been adjusted to reflect the reclassification of certain PPL Montana hydroelectric generating facilities and related assets as Discontinued Operations.  See Note 8 to the Financial Statements for additional information.

(b)
To facilitate the sale of the hydroelectric generating facilities referred to in (a) above, in December 2013, PPL Montana terminated a lease agreement which resulted in a $697 million charge.  See Note 8 to the Financial Statements in PPL's 2013 Form 10-K for additional information.

(c)	Includes other-than-temporary impairment loss of $25 million in 2012.
(d)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.
(e)	Interest on unrecognized tax benefits is not included in fixed charges.
(f)
PPL, the parent holding company, does not have any preferred stock outstanding; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

150